Exhibit 7.1

Globe Telecom, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in million Pesos except ratios)

2003
U.S. GAAP:
Earnings:
Income before income tax under U.S. GAAP	10,207.3
Add (deduct):
Interest expense and other charges (excluding capitalized)	4,394.9
Interest component of rent expense	2.1
Dividends on preferred shares	68.0

14,672.3

Fixed Charges:
Interest expense and other charges (including capitalized)	5,016.8
Interest component of rent expense	2.1
Dividends on preferred shares	68.0

5,086.9

Ratio of Earnings to Fixed Charges	2.9
Philippine GAAP
Earnings:
Income before income tax under Philippine GAAP	10,857.8
Add (deduct):
Interest expense and other charges (excluding capitalized)	4,394.9
Interest component of rent expense	2.1
Dividends on preferred shares	68.0

15,322.8

Fixed Charges:
Interest expense and other charges (including capitalized)	5,016.8
Interest component of rent expense	2.1
Dividends on preferred shares	68.0

5,086.9

Ratio of Earnings to Fixed Charges	3.0